

July 16, 2010

BY MAIL AND FACSIMILE (248) 960-9119

Thomas E. Klema
Chief Financial Officer
Rockwell Medical Technologies, Inc.
30142 Wixom Road
Wixom, Michigan 48393

      Re: Rockwell Medical Technologies, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 12, 2010
             File No. 000-23661

Dear Mr. Klema:

      We have completed our review of your Annual Report on Form 10-K and do not have any further comments at this time. If you have any questions please contact Ruairi Regan at (202) 551-3269.

                            Sincerely,

                            Russell Mancuso
                            Branch Chief